Exhibit (h)(d)(15)
EXPENSE LIMITATION AGREEMENT
AMERICAN FUNDS GROWTH-INCOME PORTFOLIO
of the
PACIFIC SELECT FUND
     The Expense Limitation Agreement for the American Funds Growth-Income Portfolio is made as of May 1, 2007, between Pacific Life Fund Advisors LLC (the “Adviser” or “PLFA”) and Pacific Select Fund (the “Trust”), on behalf of the American Funds Growth-Income Portfolio (the “Portfolio”) (the “Agreement”). This Agreement supersedes the prior agreement dated May 1, 2005, and any amendments thereto.
     WHEREAS, the Trust is a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type; and
     WHEREAS, the Trust and the Pacific Life Insurance Company (“Pacific Life”) entered into an Investment Advisory Agreement dated November 9, 1987, amended and restated on January 1, 2005, as amended, and transferred from Pacific Life to PLFA effective May 1, 2007, (“Advisory Contract”), pursuant to which the Adviser is authorized to provide investment advisory services to the Trust and each of its Portfolios for compensation based on the value of the average daily net assets of the Portfolios; and
     WHEREAS, pursuant to an order issued by the Securities and Exchange Commission on April 25, 2006 in connection with the substitution of the American Funds Growth-Income Portfolio (“Substitute Portfolio”) for the Equity Income Portfolio, Adviser will reimburse the Substitute Portfolio an amount necessary to ensure that net operating expenses do no exceed an annual rate of 1.01% during the two year period from April 28, 2006 (the date the substitution occurred);
     NOW THEREFORE, the parties hereto agree as follows:
I.	Expense Limitation.
A.	Expense Limit. For purposes of this Agreement “Portfolio Operating Expenses” shall consist of the ordinary operating expenses incurred by the Portfolio in any fiscal year, which shall include investment advisory fees and other management and administrative fees payable to the Adviser, distribution and/or service fees, other expenses that are deducted from the Portfolio’s assets (which may be determined with reference to the amounts shown as expenses in the Portfolio’s statement of operations), and the proportionate share and the net fees and expenses of any master fund in which the portfolio may invest but do not include extraordinary expenses as determined under generally accepted accounting principles. To the extent that the Portfolio Operating Expenses incurred by the Portfolio in any fiscal year exceed 1.01%, based on a percentage of the average daily net assets of the Portfolio for the period described in Section I.B., the Adviser shall waive its fees under the Advisory Agreement or otherwise reimburse the Portfolio for such excess amount (the “Excess Amount”).

B.	Method of Computation. To determine the Adviser’s obligation with respect to the Excess Amount, each day the Portfolio Operating Expenses for the Portfolio shall be annualized. If the annualized Portfolio Operating Expenses of the Portfolio for any month exceeds 1.01%, the Adviser shall waive or reduce its fee under the Advisory Agreement or remit to that Portfolio an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay that day’s Excess Amount.

C.	Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Portfolio with respect to the previous fiscal year shall equal the Excess Amount.
II.	Term and Termination of Agreement.
     This Agreement shall have a term of one-year ending April 28, 2008. In addition, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.
III.	Miscellaneous.
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act, and in the case of the ordinary operating expenses incurred by the Portfolio, as described in Section I.A., above, shall be resolved by reference to the requirements in Form N-1A, Item 3, respecting the presentation of annual fund operating expenses in the fee table.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective corporate seals to be hereunto affixed, as of the day and year first above written.
Effective May 1, 2007, agreed to and accepted by:

PACIFIC SELECT FUND

BY:	/s/ Howard T. Hirakawa
Name:	Howard T. Hirakawa
Title:	Vice President

PACIFIC LIFE FUND ADVISORS LLC

BY: Name:	/s/ Howard T. Hirakawa Howard T. Hirakawa
Title:	Vice President

BY:	/s/ Jane M. Guon
Name:	Jane Guon
Title:	Asst. Vice President & Asst Secretary